WEA INVESTMENT SERVICES, INC.

FINANCIAL REPORT

December 31, 2017



UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65926

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEA Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 John Nolen Drive
(No. and Street)

Madison	Wisconsin	53713
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rhonda M. Scheel (608) 709-4574
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, CPAs
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Boulevard	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Rhonda M. Scheel**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **WEA Investment Services, Inc.**, as of **December 31, 2017,** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Rhonda M Scheel
Signature

President & Treasurer
Title

Subscribed and sworn to before me this

27th day of February, 2017

MERRY BACHIM NOTARY PUBLIC STATE OF WISCONSIN

Merry Bachim
Notary Public

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Shareholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

TABLE OF CONTENTS



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Board of Directors and Stockholder
of WEA Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WEA Investment Services, Inc. (the Company) as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of WEA Investment Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WEA Investment Services, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to WEA Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as WEA Investment Services, Inc.'s auditor since 2017.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of WEA Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of WEA Investment Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 21, 2018

WEA INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$	85,535
Receivable from affiliates		28,176
Income taxes receivable		20
Other assets		352
Total assets	$	114,083

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable	$	12
Payable to affiliates		12,438
Total liabilities		12,450

Stockholder's equity:

Common stock, $1 par value, authorized 10,000 shares, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	49,000
Retained earnings	51,633
Total stockholder's equity	101,633
Total liabilities and stockholder's equity	$ 114,083

WEA INVESTMENT SERVICES, INC.

STATEMENT OF INCOME
Year Ended December 31, 2017

INCOME

Service fees earned	$	107,621
Interest income		273
		107,894

OPERATING EXPENSES

Regulatory fees and expenses	14,011
Audit fees	8,400
Allocated expenses from affiliates	79,072
Other expenses	5,316
	106,799

Net income before income taxes		1,095
Income tax expense		215
Net income	$	880

WEA INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2017

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances at December 31, 2016	1,000	1,000	49,000	50,753	100,753
Net income	-	-	-	880	880
Balances at December 31, 2017	1,000	$ 1,000	$ 49,000	$ 51,633	$ 101,633

See Notes to Financial Statements.

WEA INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

Cash flows from operating activities:	
Net income	$ 880
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
(Increase) decrease in operating assets:	
Receivable from affiliates	(27,029)
Income taxes receivable	195
Other assets	(26)
Increase (decrease) in operating liabilities:	
Accounts payable	-
Payable to affiliates	5,898
Net cash provided by (used in) operating activities	(20,082)
Net change in cash and cash equivalents	(20,082)
Cash and cash equivalents at beginning of the period	105,617
Cash and cash equivalents at end of the period	$ 85,535

NOTES TO FINANCIAL STATEMENTS

Note 1 ~ Nature of Business

Nature of Business. WEA Investment Services, Inc. (the Company), a wholly-owned subsidiary of the WEA Member Benefit Trust, was organized for the purpose of facilitating mutual fund trading on behalf of its related entities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry customer accounts and is exempt from the provisions of SEC Rule 15c3-3 based on its limited business per section (k)(1).

Subsequent Events. Subsequent events were evaluated through February 21, 2018, which is the date the financial statements were available to be issued. There were no material subsequent events.

Note 2 ~ Summary of Significant Accounting Policies

Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents consist of cash in a checking account and certificates of deposit. Cash and cash equivalents are carried at cost, which approximates market value.

Service Fees. Service fees are received from an affiliated entity for brokerage services provided and are recognized as income when earned. Total service fee revenue from the affiliate was $107,621 for the year ended December 31, 2017.

Accounting Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes. The Company files federal and Wisconsin income tax returns. The Company does not have any significant deferred income taxes on temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities based upon enacted tax rates and has not identified any significant uncertain tax positions.

Note 3 ~ Related Party Transactions

The WEA Member Benefit Trust (the parent organization) and the WEA Tax Sheltered Annuity Trust were created by the Wisconsin Education Association. Members of the Board of Trustees of the WEA Member Benefit Trust are identical to those of the WEA Tax Sheltered Annuity Trust. In addition, the WEA Member Benefit Trust has formed three other wholly owned subsidiaries, WEA Property & Casualty Insurance Company, a stock property and casualty insurance company, WEA Financial Advisors, Inc., a registered investment advisor, and WEA Member Benefit Agency, LLC, a single member LLC. The organizations are all under common control within a holding company system.

Note 3 ~ Related Party Transactions (Continued)

To minimize costs and facilitate the record keeping and administrative functions of the organizations, agreements have been executed to utilize the existing facilities and personnel of the WEA Property & Casualty Insurance Company and WEA Tax Sheltered Annuity Trust to the extent necessary to maintain proper and complete records and administration of the organizations. The total costs of shared operations are prorated based on cost studies performed on an annual basis. These studies analyze the relative activities of personnel of the organizations to determine proportionate allocations of joint expenses that should be made.

Total expenses allocated to the Company for the year ended December 31, 2017, were $79,072.

Amounts due from (to) affiliates at December 31, 2017:

	2017
WEA Tax Sheltered Annuity Trust	$ 28,176
WEA Member Benefit Trust	(2,759)
WEA Property & Casualty Insurance Company	(9,679)
	$ 15,738

Note 4 ~ Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $73,049, which was $68,049 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1. There were no material differences between the computation of net capital as presented in the audited financial statements as of December 31, 2017, and the Company's corresponding, unaudited, most recently filed Part IIA - Financial and Operational Combined Uniform Single Report.

Note 5 ~ Liabilities Subordinated to General Creditors

There were no liabilities subordinated to general creditors as of December 31, 2017, and there were no changes during the year then ended.

Note 6 ~ Income Taxes

The Company files federal and Wisconsin income tax returns. The major differences between the financial statement and taxable income are non-deductible meals and entertainment. Federal and state income tax expenses were $215 for the year ended December 31, 2017. Tax years 2014 through 2016 remain subject to federal and state examination.

WEA INVESTMENT SERVICES, INC.

SUPPLEMENTAL SCHEDULES

WEA INVESTMENT SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
December 31, 2017

AGGREGATE INDEBTEDNESS

Accounts payable	$	12
Payable to affiliates		12,438
Total aggregate indebtedness	$	12,450
Minimum required net capital	$	5,000

NET CAPITAL

Stockholder's equity	$	101,633
Deductions:		
Receivable from affiliates		28,176
Income tax receivable		20
Other assets		352
		28,548
Net capital before haircuts on securities positions		73,085
Haircut on certificate of deposit		36
Net capital		73,049
Minimum required net capital		5,000
Capital in excess of minimum requirement	$	68,049
Ratio of aggregate indebtedness to net capital		0.17 to 1

No material changes between the above computation and the Company's corresponding unaudited Form FOCUS part IIA as of December 31, 2017.

WEA INVESTMENT SERVICES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2017

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2017

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

INFORMATION RELATING TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)
REQUIREMENTS UNDER SECTION 78ccc(a)(2)(A)(ii)
December 31, 2017

Under Section 78ccc(a)(2)(A)(ii), the Company is excluded from membership in the SIPC.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Board of Directors and Stockholder
of WEA Investment Services, Inc.

We have reviewed management's statements, included in the accompanying Supplemental Report SSEA Rule 15c3-3 Exemption Report, in which (1) WEA Investment Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 21, 2018

WEA INVESTMENT SERVICES, INC.

EXEMPTION REPORT

WEA Investment Services, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

WEA Investment Services, Inc.

I, Rhonda M. Scheel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Rhonda M. Scheel

Rhonda M. Scheel
President & Treasurer

February 21, 2018